TEXAS STOCK EXCHANGE

4550 Travis Street, Suite 650
Dallas, TX 75205
txse.com | 214.814.1196

October 16, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Northern Lights Fund Trust III
Issuer CIK:	0001537140
Issuer File Number:	001-39079
Form Type:	8-A12B
Form 8-A Filing Date:	October 9, 2026

Texas Stock Exchange LLC certifies its approval for listing and registration of the shares of beneficial interest, no par value, of the following series under the Securities Exchange Act of 1934:

HCM Select 50 ETF

Sincerely,

Benjamin Sawyer
Head of Issuer Oversight
Texas Stock Exchange LLC